UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

A. O. Smith Corporation

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

831865209

(CUSIP Number)

with a copy to:

Bruce M. Smith

c/o Smith Investment Company LLC

11270 West Park Place

Milwaukee, Wisconsin 53224

(414) 359-4030

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831865209

1.	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Smith Family Voting Trust
26-6901000
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power
4,734,714 (See Item 5)
	8.	Shared Voting Power
0 (See Item 5)
	9.	Sole Dispositive Power
529,608 (See Item 5)
	10.	Shared Dispositive Power
3,571,805 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,734,714 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

(See Item 5)
13.	Percent of Class Represented by Amount in Row (11)

18.1% (See Item 5)
14.	Type of Reporting Person

OO

Item 1.	Security and Issuer

The Schedule 13D relates to the Common Stock, par value $1.00 per share, of A. O. Smith Corporation, a Delaware corporation (“AOS”). The address of the principal executive office of AOS is 11270 West Park Place, Milwaukee, Wisconsin 53224.

Item 2.	Identity and Background

(a)	This filing is made by the Smith Family Voting Trust, a Wisconsin organized trust (the “Voting Trust”). The trustees of the Voting Trust are Arthur O. Smith, Bruce M. Smith and Robert L. Smith (collectively, the “Trustees”).

(b)	The address of the Voting Trust (and each of the Trustees) is to the attention of Bruce M. Smith, in care of Smith Investment Company LLC, 11270 West Park Place, Milwaukee, Wisconsin 53224.

(c)	Arthur O. Smith is the retired Chairman, President and Chief Executive Officer of Smith Investment Company (“SICO”). Bruce M. Smith was the Chairman, President and Chief Executive Officer of SICO until the Merger described herein, and is the Chief Executive Officer of Smith Investment Company LLC (the “LLC”); the address of the LLC is the same as the Voting Trust’s. Robert L. Smith is a professor at the Milwaukee Institute of Art and Design. The Voting Trust was created by agreement as described herein.

(d)	None of the Voting Trust, Arthur O. Smith, Bruce M. Smith, nor Robert L. Smith has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	None of the Voting Trust, Arthur O. Smith, Bruce M. Smith nor Robert L. Smith has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Voting Trust was organized under Wisconsin law. Each of Arthur O. Smith, Bruce M. Smith and Robert L. Smith (“Messrs. Smith”) is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 9, 2008, AOS and SICO executed an Agreement and Plan of Merger among them and certain subsidiaries (the “Merger Agreement”) pursuant to which SICO would merge into a subsidiary of AOS (the “Merger”) and, among other matters, each outstanding share of SICO common stock (other than shares owned by AOS, SICO or their respective subsidiaries) would be converted into the right to receive 2.396 shares of AOS Class A Common Stock, $5.00 par value per share (the “Class A Common Stock”) and 0.463 shares of AOS Common Stock, $1.00 par value (the “Common Stock”), without giving effect to escrow arrangements pursuant to the Merger Agreement. The aggregate number of AOS shares to be issued in the Merger represented a 1.5% discount to the aggregate number of AOS shares held by SICO, subject to a portion of the Common Stock received being placed in escrow to satisfy indemnification claims, if any, by AOS under the Merger Agreement. A copy of the Merger Agreement was attached as Exhibit 2.1 to AOS’s Current Report on Form 8-K, dated December 9, 2008 (the “AOS 8-K”).

The Merger, and the other transactions contemplated by the Merger Agreement, were consummated on April 22, 2009, as provided in the Merger Agreement. As further described in this Schedule 13D, certain members of the Smith family subsequently have entered into the Voting Trust, as contemplated by the Merger Agreement, by execution of the Voting Trust Agreement dated as of April 23, 2009 among the Trustees and the various signatories thereto (the “Voting Trust Agreement”).

The Voting Trust acquired its shares through contributions in exchange for interests in the Voting Trust pursuant to the Voting Trust Agreement, as of April 23, 2009. The shares of Common Stock reported as beneficially owned by the Voting Trust were acquired in the Merger upon the conversion of SICO shares. These SICO shares, and the shares of Common Stock and Class A Common Stock owned by SICO prior to the Merger, were acquired over a number of years, including prior to the initial public offering of AOS and subsequently as a result of open market purchases and stock dividends. As previously noted, as a result of the Merger, the SICO shares were converted into shares of the Common Stock and Class A Common Stock.

Item 4.	Purpose of Transaction

The Merger Agreement contemplated that certain members of the Smith family might form a voting trust to hold their shares of the Common Stock and the Class A Common Stock after the Merger; a form of the Voting Trust Agreement was attached as an exhibit to the Merger Agreement. The Voting Trust was designed so that the members of the Smith family who chose to join it could work together to preserve their common interests in shares of AOS. It was also intended to provide a mechanism whereby participants in the Voting Trust could retain their aggregate ownership of Class A Common Stock by means of potential substitutions of Common Stock for Class A Common Stock in the event of a withdrawal from the Voting Trust, all as permitted by the Merger Agreement. Various descendents of Lloyd R. Smith and certain related parties were invited to deposit shares into the Voting Trust.

See Item 6 hereof for a further, more detailed discussion of the Voting Trust Agreement as well as a Stockholder Agreement executed by most of the participants in the Voting Trust. Except as set forth in this Schedule 13D, the Voting Trust and the Trustees do not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Voting Trust reports beneficially owning 4,734,714 shares of Common Stock, or 18.1% of that class of securities, as described below. As a result of the Merger, shares of the Common Stock and Class A Common Stock that were held indirectly through SICO became directly held by the shareholders of SICO, at the conversion ratio provided in the Merger Agreement;

many of these shares were subsequently transferred into the Voting Trust. Amounts herein are based on application of the Merger conversion ratio to participants’ prior SICO holdings, and the percentages of classes are based on the number of shares of Common Stock and Class A Common Stock reported as outstanding by AOS on March 4, 2009, adjusted by the Voting Trust to estimate the effects of the Merger.

Of the 4,734,714 shares of Common Stock reported as owned by the Voting Trust, 544,514 are shares of Common Stock and 4,190,200 shares represent shares of Common Stock that may be acquired upon the conversion, on a one-for-one basis, of Class A Common Stock into Common Stock. (Assuming no conversion, those shares represent 2.5% of the outstanding Common Stock and 51.6% of the outstanding Class A Common Stock.) Of the 544,514 shares of Common Stock, approximately 184,641 shares are being held in escrow pursuant to the Merger Agreement; the terms of the Merger Agreement provide for potential indemnification out of the shares held in escrow in the case of specified events.

The number of shares of Common Stock reported as owned by the Voting Trust excludes certain shares of Common Stock, which are held by individuals or in various trusts that are participants in the Voting Trust, but which were not deposited into the Voting Trust.

The Voting Trust has sole voting power, exercised by a majority of the three Trustees, with respect to the shares in the Voting Trust. However, subject to the provisions of the Voting Trust Agreement, the underlying participants in the Voting Trust have the power to make decisions as to the disposition of their shares indirectly held through the Voting Trust. To the extent that any of the Trustees have sole or shared dispositive power as to any shares in the Voting Trust in other capacities, the Voting Trust is reporting dispositive power as to such shares.

Of the shares held in the Voting Trust, Bruce M. Smith has sole dispositive power as to 5,139 shares of Common Stock and 26,595 shares of Class A Common Stock held through the Voting Trust; these shares are held in a trust of which he is the sole trustee. Of the shares held in the Voting Trust, Bruce M. Smith is a co-trustee of trusts for his issue that hold an aggregate of 33,520 shares of Common Stock and 173,470 shares of Class A Common Stock, and as to which he may share dispositive power.

In addition to the shares beneficially held through the Voting Trust, Bruce M. Smith directly owns 2,649 shares of Common Stock; he has sole voting and dispositive power with respect to these shares. Bruce M. Smith also has deferred receipt of stock awards representing a total of 10,413 shares of Common Stock under AOS’s Corporate Directors’ Deferred Compensation Plan; of these shares, 3,253 were granted as of April 14, 2009. AOS treats these deferred stock awards as restricted stock units. As noted above, shares held outside of the Voting Trust are not included in those reported in this Schedule 13D.

Arthur O. Smith has sole dispositive power as to 77,401 shares of Common Stock and 400,546 shares of Class A Common Stock held through the Voting Trust; such shares are either held individually or in a trust for his benefit. The spouse of Arthur O. Smith, has sole dispositive power as to 3,227 shares of Common Stock and 16,700 shares of Class A Common Stock held individually through the Voting Trust. Of the shares held in the Voting Trust, Arthur O. Smith and/or his spouse are co-trustees of trusts for his issue which hold an aggregate of 13,055 shares of Common Stock and 316,371 shares of Class A Common Stock.

In addition to the shares beneficially held through the Voting Trust, Arthur O. Smith is a trustee of various trusts for his issue that hold 48,077 shares of Common Stock; such shares are not included herein. In addition to, and excluded from, the shares of Common Stock reported as beneficially held through the Voting Trust, Arthur O. Smith directly holds 4,734 shares of Common Stock. As noted above, shares held outside of the Voting Trust are not included in the shares reported in this Schedule 13D.

In addition to the foregoing, one or more of Messrs. Smith and other trustees of underlying trusts share dispositive power as to an aggregate of 350,660 shares of Common Stock and 2,684,729 shares of Class A Common Stock that are held through the Voting Trust. In each such case, the respective interests are held in trusts with more than one trustee. These trusts also hold 168,116 shares of Common Stock outside of the Voting Trust; such shares are not included in the shares reported herein.

The trustees of other trusts that are constituents of the Voting Trust have sole or shared dispositive power as to 61,512 shares of Common Stock and 571,789 shares of Class A Common Stock held through the Voting Trust. The Voting Trustees understand that these trusts also hold 48,973 shares of Common Stock outside of the Voting Trust; such shares are not included in the shares reported herein.

Other than the deposit of shares into the Voting Trust of the shares received in the Merger, the Voting Trust has not effected any transactions in the Common Stock or the Class A Common Stock during the past sixty days.

This filing does not constitute an admission that, by these actions, the Voting Trust, the Trustees or parties to the Voting Trust Agreement constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Prior to the Merger, certain members of the Smith family and trusts for the benefit of certain members of the Smith family (collectively, the “Smith Family Trusts”) entered into a relationship for purposes of joint discussions and potential negotiations and agreements, arrangements and understandings, regarding a potential transaction involving SICO and AOS. Those discussions contributed to the execution of the Merger Agreement and the consummation of the Merger. As a result of the completion of the Merger on April 22, 2009, the Smith Family Trusts have reported that they ceased acting collectively and disbanded.

The Voting Trust Agreement was entered into as of April 23, 2009. Pursuant to the Voting Trust Agreement, the parties formed the Voting Trust to hold shares of Common Stock and Class A Common Stock, including the preponderance of the shares they received in the Merger. Under the Voting Trust Agreement, the Trustees are responsible for the voting of the Common Stock and the Class A Common Stock. The Voting Trust Agreement also includes restrictions on certain withdrawals from the Voting Trust; for example, the Trustees are permitted to substitute Common Stock for any shares of Class A Common Stock that a participant wishes to withdraw.

The Trustees have invited, and in the future the Trustees may invite, certain other lineal descendants of Lloyd R. Smith, and certain related persons or entities, to deposit shares into the Voting Trust. The Trustees have received an informal indication that one such person may deposit 40,000 shares of Class A Common Stock; however, no commitments have yet been made and such shares are not included in the shares reported hereunder.

In connection with the signing of the Merger Agreement and as contemplated thereby, constituents of the Voting Trust entered into a Stockholder Agreement with AOS. Under the Stockholder Agreement, which continues after the Merger, certain members of the Smith family generally agreed that, for a period of up to three years after the Merger, as shareholders of AOS, they will not engage in certain solicitations of proxies or shareholder consents, solicit approval for a shareholder proposal, make specific acquisition transactions, make certain transfers of their shares of Class A Common Stock to transferees that have not executed the Stockholder Agreement, or enter into certain other agreements, arrangements or understandings that would result in the formation of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to AOS or its Common Stock. The Stockholder Agreement permits the creation of the Voting Trust described herein. As a consequence of the transfer of shares to it, the Voting Trust has agreed to comply with the provisions of the Stockholder Agreement, to the extent they apply to the Voting Trust. The Stockholder Agreement also provides that certain transactions which might otherwise conflict with the Stockholder Agreement are nonetheless permitted, and it also provides that certain of these restrictions will terminate upon the occurrence of specified events.

The Voting Trust Agreement is filed, and the Stockholder Agreement is incorporated by reference, as exhibits to this Schedule 13D. The descriptions contained herein are only a summary of the material provisions of those agreements. The texts of the agreements are incorporated by reference herein and provide further information, detail and limitations as to the specific rights, duties and obligations thereunder.

As noted in Item 5, certain of the shares of Common Stock to be deposited into the Voting Trust are being held in escrow pursuant to the terms of the Merger Agreement. Pursuant to the Merger Agreement, AOS may be entitled to indemnification in certain events; indemnification will be made by access to the shares held under that escrow arrangement.

Except as described herein, the Voting Trust does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of AOS, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Smith Family Voting Trust Agreement, dated as of April 23, 2009, among Bruce M. Smith, Arthur O. Smith and Robert L. Smith as Voting Trustees and the various depositors thereto. [Filed herewith.]

2.	Stockholder Agreement, dated December 9, 2008, among AOS and the Smith Family Trusts. [Incorporated by reference to Exhibit 3 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2009	SMITH FAMILY VOTING TRUST

/s/ Arthur O. Smith
Arthur O. Smith, Trustee

/s/ Bruce M. Smith
Bruce M. Smith, Trustee

/s/ Robert L. Smith
Robert L. Smith, Trustee

EXHIBIT INDEX

1.	Smith Family Voting Trust Agreement, dated as of April 23, 2009, among Bruce M. Smith, Arthur O. Smith and Robert L. Smith as Voting Trustees and the various depositors thereto. [Filed herewith.]

2.	Stockholder Agreement, dated December 9, 2008, among AOS and the Smith Family Trusts. [Incorporated by reference to Exhibit 3 of the Schedule 13D/A of the Smith Family Trusts dated December 9, 2008.]

SMITH FAMILY

VOTING TRUST AGREEMENT

This Voting Trust Agreement (“Agreement”) is made as of the 23d day of April, 2009, between the persons whose signatures are hereunto affixed as depositors, and such other qualified persons as shall become parties hereto from time to time as hereinafter provided (the “Depositors”), and Bruce M. Smith, Arthur O. Smith, and Robert L. Smith, and their successors, as Trustees (the “Trustees”).

WITNESSETH:

WHEREAS, as former shareholders of Smith Investment Company, a Nevada corporation (“SICO”), and Smith Family Members (as defined below), the Depositors have received or will receive, in the merger (the “Merger”) of SICO into a subsidiary of A.O. Smith Corporation, a Delaware corporation (“AOS”), shares of AOS Common Stock (“Common Stock”) and Class A Common Stock (“Class A Stock”); and

WHEREAS, the Depositors deem it advisable and in their best interests, in order to insure harmony and agreement among themselves as to the investment in AOS and to protect their collective interests in AOS, to deposit their shares of Common Stock and Class A Stock (collectively, “Shares”) with the Trustees pursuant to this Agreement;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Depositors and the Trustees do hereby agree as follows:

I.	DEPOSIT OF SHARES; GENERAL PROVISIONS

1. Transfer of Shares to Trustees. The undersigned Depositors, holding the number of Shares set opposite their respective names on the addendum to the signature page to this Agreement, shall deposit said Shares, and any additional Shares which they may receive upon termination of the escrow arrangements pursuant to the Merger, with the Trustees, properly endorsed for assignment and transfer to the Trustees on the books of AOS. The Shares so deposited with the Trustees shall be surrendered to AOS and cancelled and new certificates therefor shall be issued to the Trustees stating that they are issued pursuant to the Smith Family Voting Trust (“Trust”), created by this Agreement, which fact shall also be stated in the stock ledger of AOS.

2. Effect. The deposit of Shares with the Trustees hereunder shall constitute assignment and transfer to the Trustees of full legal title to such Shares, and shall vest in the Trustees all rights and powers of every nature incident to ownership of such Shares subject only to the limitations specifically set forth herein.

3. Depositors. Any holder of Common Stock or Class A Stock who is a Smith Family Member, as defined in the Amended and Restated Certificate of Incorporation of AOS as adopted by its stockholders on April 14, 2009 and filed on April 22, 2009 (the “AOS

Certificate”) may become a Depositor and thereby a party to this Agreement at any time, with the consent of the Trustees, by executing and delivering to the Trustees a deposit letter in substantially the form hereto annexed as Exhibit “A” and by depositing the certificates representing Shares owned by the Depositor, duly authorized for transfer, with the Trustees, together with a sum sufficient to cover any governmental charges incidental to such transfer. The Trustees shall have the sole discretion to determine whether an individual is eligible to be a Depositor pursuant to this Agreement. Each Depositor, by the deposit of his or her Shares hereunder, shall, as of the date of deposit, become a party to and be bound by all the terms and provisions of this Agreement with the same effect as if an initial Depositor hereunder. Any Depositor may, at any time or from time to time following the initial deposit of Shares hereunder, deposit additional Shares.

4. Trust Interests. The Shares deposited hereunder shall be held for the account of each respective Depositor. Trust certificates for said Shares will not be issued. For purposes of this Trust Agreement, the beneficial interests of Depositors or Beneficiaries in Shares held by the Trust for their respective accounts shall be referred to herein as “Trust Interests”.

5. Certificate of Intent. Each Depositor may file a Certificate of Intent in substantially the form hereto annexed as Exhibit “B,” signifying an intent by the Depositor to purchase additional shares of Common Stock or (if permitted by the AOS Certificate without their conversion into shares of Common Stock) Class A Stock pursuant to the terms and conditions herein. A Depositor may amend his Certificate of Intent to reflect any change in the Depositor’s interest or ability to purchase additional stock.

6. Beneficiary. The term “Beneficiary,” as used in this Agreement, shall mean a holder of record on the books of the Trustees of Trust Interests granted hereunder (whether held by initial deposit or by permitted transfer), and shall be construed to mean and include not only such holders and owners acting in their own right but also any person, association, or corporation possessing Trust Interests in a representative or fiduciary capacity. Although a Depositor is a Beneficiary, a Beneficiary may not necessarily be a Depositor.

II.	DIVIDENDS; ADDITIONAL STOCK AVAILABILITY

1. Payment of Dividends. In the event the Trustees receive any dividend or other distribution of cash or property (other than Common Stock, Class A Stock or other securities which may become AOS voting stock upon the happening of any specified contingency) upon or by reason of the Shares held by the Trustees hereunder, the Trustees shall promptly make a pro rata distribution (based on number and class of shares held in each Beneficiary’s account) of such dividend or distribution to the Beneficiaries as their respective Trust Interests appear on the books of the Trustees as of the record date of the dividend or distribution. In the event of a stock split-up, or dividend or distribution of Common Stock, Class A Stock or other securities that may become voting stock, such stock shall be added to the Shares held by the Trustees hereunder and the Trust Interests of Beneficiaries shall be adjusted accordingly. Prior to making any distribution of cash, securities or other property to the Beneficiaries, the Trustees may retain therefrom a sufficient part, either in cash, securities or property, to meet the expenses and obligations of the Trust; provided, however, that the Trustees may not sell or otherwise dispose of Common Stock, Class A Stock or other voting securities for the purpose of meeting such expenses or obligations except in compliance with the procedure outlined in Paragraph 3 of Part V hereof. The Trustees may, in their discretion, from time to time, instead of receiving and distributing any such dividends or distributions, authorize AOS to make payment or delivery thereof directly to the Beneficiaries. The Trustees may also withhold taxes from the distributions to any Beneficiary as may be required by applicable law or regulation.

2. Subscription Rights. The Trustees shall promptly give notice to the Beneficiaries of the issuance or granting by AOS to its stockholders of any warrants or rights to subscribe to any security to be issued by AOS, and each such Beneficiary shall have the right, upon furnishing adequate funds and complying with other terms or provisions of such warrants or rights, to direct the Trustees to exercise such warrants or rights, or any part thereof, in respect of the Shares represented by the Trust Interests possessed by such Beneficiary. The Trustees shall hold and own, subject to the provisions hereof, all voting stock and all stock convertible into voting stock issued upon exercise of such warrants or rights, and shall adjust in respect thereof the Beneficiaries’ Trust Interests accordingly.

3. Purchases by Trust. The Trustees shall be entitled to purchase Common Stock or Class A Stock (or rights thereto) directly from AOS or from sources other than AOS on behalf of Depositors to the extent made available to the Trust from time to time; provided, however, that the Trust shall not purchase any such stock in excess of the amount indicated on the Depositors’ Certificates of Intent, so that at no time will the Trust purchase or own Shares for its own account. In the event the Trust has the opportunity to purchase stock in excess of the Depositors’ current expressions of interest, the Trustees may, in their discretion, notify the Depositors of such opportunity. Any Depositor, in response to such notice, desiring to amend his Certificate of Intent in order to purchase stock in addition to the amount previously set forth in his Certificate of Intent shall file a written request with the Trustees during the time frame indicated by the Trustees. The Trustees shall promptly notify the Depositors of stock purchases, and the Depositors shall promptly make payment therefor at the time and in such manner specified by the Trustees. Any stock purchased by the Trust shall be distributed to the accounts of the Depositors on a pro rata basis, in accordance with the Certificates of Intent filed by the Depositors or in such other manner as the Trustees deem fair and equitable; provided, however, that the allocation of Shares may be adjusted by the Trustees in favor of purchasers who do not need to borrow funds to finance their purchases.

4. Common/Class A Exchanges. Unless directed to the contrary in a Depositor’s Certificate of Intent, and other than in respect of any Depositor which is not eligible under the AOS Certificate to purchase additional shares of Class A Stock without their conversion into shares of Common Stock, the Trustees may use and/or exchange Common Stock held by the Trust as consideration for the purchase of Class A Stock available to the Trust from time to time. Any such exchanges shall be on such terms and conditions as deemed reasonable by the Trustees and shall be made on a pro rata basis based on each Beneficiary’s Trust Interests attributable to Class A Stock or pursuant to such other method as the Trustees deem fair and equitable.

5. Reorganization. If, in case of reorganization, merger, consolidation or other similar change in AOS, the Trustees receive stock or other equity securities in any reorganized, merged, consolidated, new or different corporation in exchange for the Shares deposited or held hereunder, the Trustees may in their discretion hold the securities so received or may distribute such securities to the

Beneficiaries as their respective Trust Interests appear on the Trustees’ records. With respect to securities exchanged or substituted for the Shares represented by outstanding Trust Interests, the rights and obligations of the Trustees and Beneficiaries shall, for all purposes, be treated as applying to the securities so held in exchange or substitution.

III.	TRUSTEE ACTIONS; POWERS

1. Powers. The Trustees, with respect to the Shares held hereunder, are hereby vested as owners of such Shares (without limitation except as herein otherwise expressly provided) with all of the rights, powers and privileges of every kind and character of an owner thereof, including, without limiting the generality of the foregoing: (a) the right to vote the same, either in person or by proxy, for every purpose; (b) the right to become parties to or prosecute or intervene in any suits or other legal or administrative proceedings affecting (i) the Shares held hereunder, (ii) AOS, or (iii) the powers and duties or obligations of the Trustees; (c) the right to transfer all or any part of the Shares held hereunder into their names as Trustees or into the name or names of the nominee or nominees; (d) the right to exchange Shares of Common Stock held hereunder for Shares of Class A Stock; and (e) the right to borrow or to arrange for borrowing for the purpose of purchasing additional stock, including the right to pledge the Shares held hereunder as security for said borrowing(s). The obligations and agreements of the Trustees shall not be binding upon the Trustees personally but shall bind solely the Shares and other assets and property in the hands of the Trustees.

2. Voting. In voting the Shares held hereunder, the Trustees shall exercise their best judgment and may take such part or action with respect to the management of the affairs of AOS as they deem appropriate or necessary, subject to the obligations of the Depositors under the Stockholder Agreement dated December 9, 2008 by and among AOS and the various Smith Family Members who are signatories thereto.

3. Trustee Status. Any Trustee, individually or otherwise, may hold Common Stock, Class A Stock or other securities of AOS or possess Trust Interests issued hereunder and, individually or as a Trustee, may vote for himself as a director of AOS; and any Trustee, or any firm of which he is a member, or a corporation in which he is a stockholder or officer or in which he may be otherwise interested, may contract with AOS or the Trustees or be or become pecuniarily interested in any matter or transaction to which AOS or the Trustees may be a party, as fully as though such person were not a Trustee hereunder. A Trustee, if a director of AOS, may vote for himself as an officer and/or employee of AOS and may participate in fixing the amount of compensation for such services. Any Trustee who is also a Beneficiary or a Depositor shall have all rights accorded Beneficiaries or Depositors hereunder.

4. Majority to Act. Except as otherwise herein provided, any action to be taken hereunder by the Trustees shall require the approval of a majority of the Trustees then qualified as Trustees and acting hereunder. In the event that a majority of the Trustees are unable to agree upon any issue, the Trustees shall act in accordance with the decision of the majority of a board of three arbitrators, one each to be appointed by the opposing Trustees and the third to be appointed by the other two arbitrators so selected.

5. Expenses. The Trustees may incur and pay all expenses and disbursements which the Trustees may deem necessary or proper in and about exercising the powers of authority given to or vested in the Trustees by this Agreement, and shall be entitled to reimbursement for any expenses and obligations incurred by them by reason of this Trust, as provided in Paragraph 1 in Part II above. The Trustees shall not be entitled to compensation for services rendered as Trustees.

6. Records and Reports.

(a) The Trustees shall keep proper records of Trust assets, receipts and disbursements, a list of Beneficiaries and the Shares in their accounts, and other records connected with the administration of this Trust. The books and records of the Trustees containing the accounts and names of Beneficiaries shall at all reasonable times be open to inspection by the Beneficiaries for any proper purpose.

(b) The Trustees shall periodically prepare and transmit to each Beneficiary statements of such Beneficiary’s account, showing the number of shares of Common Stock and/or Class A Stock held on behalf of the Beneficiary, recent activity in such account, and such other matters as the Trustees deem appropriate.

(c) Upon the written request of a Beneficiary, the Trustees shall issue and mail annual financial reports to such Beneficiary within thirty (30) days after the final adjournment of each annual meeting of the stockholders of AOS and may, in their discretion, issue and mail to Beneficiaries interim financial reports. Financial reports shall include information of such nature and scope as the Trustees shall deem relevant and appropriate under the circumstances. Unless formal notice questioning the adequacy and accuracy of such financial reports is filed with the Secretary within thirty (30) days after the mailing of any such report, such report as against all Beneficiaries requesting such report shall be conclusively presumed to be in all respects correct.

(d) The Trustees shall promptly transmit all communications from AOS received by the Trustees as AOS stockholders to the Beneficiaries.

7. Secretary. The Trustees shall appoint a Secretary and an Assistant Secretary (herein referred to as the “Secretary” and “Assistant Secretary”), either of whom may but need not be a Trustee. The Trustees may remove or replace at any time the persons who are appointed as Secretary and Assistant Secretary, and may pay reasonable compensation to the Secretary and/or the Assistant Secretary, if said persons are not Trustees. It shall be the duty of the Secretary to keep the minutes of meetings of the Trustees and to maintain a record of transactions hereunder and to perform such other duties as herein provided or as may be required by the Trustees. The Assistant Secretary shall act in place of the Secretary in taking any action or performing any duties herein required to be taken or performed by the Secretary whenever the Secretary shall be incapacitated, absent, or for any other reason unable to act. Promptly upon appointment, the Secretary shall give notice in writing to all Beneficiaries of his name and address, and the name and address of the Assistant Secretary, and shall give similar notice of any change therein.

IV.	SALE OF STOCK BY THE TRUSTEES

Whenever Beneficiaries possessing Trust Interests representing in the aggregate at least seventy-five percent (75%) of all the votes as determined by the voting power of the Shares held hereunder direct the sale as a unit of all or any part of the Shares for such price and upon such terms or in exchange for such other property that they shall agree upon, then the Trustees shall make the sale of such Shares as so directed, whether or not the Trustees or other Beneficiaries approve the sale. Likewise, if at any time the Trustees unanimously authorize such action, the Trustees, with the written consent of Beneficiaries holding Trust Interests representing in the aggregate a majority of the voting power of all of the Shares held hereunder, may sell as a unit all or any part of the Shares for such price and upon such terms or in exchange for such other property as they in their discretion deem proper. If such a sale is of all of the Shares then held hereunder, this Agreement may be terminated in the discretion of the Trustees, and the Trustees may distribute the assets in their hands in accordance with the provisions of Paragraph 4 of Part VII hereof. If such sale is of only part of the Shares then held hereunder, then the Shares so sold shall be selected by the Trustees pro rata from the Shares of all Beneficiaries, as their respective interests shall appear on the Trustees’ books, and the proceeds of such sale shall be distributed to the Beneficiaries in the same manner; provided, that if such sales are made in exchange for other stocks or securities of any corporation, the Trustees, in their discretion, may retain such stock or securities, and thereafter the rights and obligations of the Trustees and Beneficiaries shall, for all purposes, be treated as applying to the stock or securities so received in exchange.

V.	TRANSFER OF TRUST INTERESTS AND SHARES

1. Transfer Books. The Trust Interests issued hereunder shall be transferable only on the books of the Trustees, subject to such regulations as the Trustees may institute and upon compliance with this Part V, and the Trustees may at all times and for all purposes treat the registered owner of each Trust Interest as the sole owner thereof. Upon the transfer of a Trust Interest on the books of the Trustees, the transferee shall, except as herein otherwise provided, be substituted for the prior registered owner and shall be a Beneficiary, having the rights and be subject to the obligations with respect to the Trust Interest of the original Beneficiary. Transferees who are not Depositors will not become Depositors as a result of the transfer. No party other than a Smith Family Member may be a Depositor or a Beneficiary. The Trustees may, in their discretion, from time to time cause the transfer books to be closed for such reasonable period of time as the Trustees may deem expedient.

2. Transfer of Trust Interests. A Beneficiary may at any time freely sell or otherwise transfer or dispose of any or all of the Trust Interests owned by the Beneficiary to any Smith Family Member. Except as set forth above, Trust Interests shall not be transferable. Transfer of the underlying Shares may occur, subject to Paragraph 3 below.

3. Transfer of Shares; Withdrawals. Whenever any Depositor or Beneficiary, or his estate, personal representative, executor, or other representative, desires to withdraw from the Trust, or sell or otherwise transfer or dispose of any and/or all of the Shares represented by Trust Interests, or whenever a Beneficiary ceases to be eligible to be a party to this Agreement by virtue of a change in the status of the Beneficiary, or the Beneficiary or the Depositor ceases to be eligible to participate in the Voting Trust because the Beneficiary or the Depositor is not an Eligible Transferee, the following procedures shall be observed:

(a) The Trustees shall give notice to the Beneficiary or the Depositor of the termination of that party’s status as an eligible party hereto, or in the event of withdrawal or proposed transfer, the Beneficiary shall give written notice of the intended withdrawal and/or transfer to the Secretary, which notice shall disclose the number of Shares represented by the Trust Interests to be withdrawn and/or transferred, the date of the proposed withdrawal and/or transfer (which shall not be less than thirty days after such notice), and such other pertinent information as the Trustees may request.

(b) Shares the subject of a notice referred to in subparagraph (a) above (a “Notice of Withdrawal”) which constitute Class A Common Stock shall automatically be exchanged for Shares of Common Stock held by the Trust on a one-for-one share basis, to the extent available in the Trust from the accounts of Eligible Transferees. Said exchange shall be deemed effective immediately prior to the time of the proposed withdrawal or transfer. As a result of such an exchange, the remaining Trust Interest accounts of the Beneficiaries who are Permitted Transferees (as defined in the AOS Certificate) shall be adjusted on a pro rata basis based on each Beneficiary’s Trust Interests attributable to Common Stock or pursuant to such other method as the Trustees deem fair and equitable.

(c) A Notice of Withdrawal shall, by virtue of this Agreement, constitute an offer to sell the Shares represented by the Trust Interests specified therein to the Trust, in accordance with the provisions hereof, at a price per share equal to the average closing sales price per share of Common Stock of AOS as traded on the New York Stock Exchange (or such other national securities exchange or system, if applicable) for the ten (10) trading days immediately prior to the date on which the Shares are proposed to be withdrawn or transferred. In the event part or all of said Shares comprise Class A Stock after giving effect to subparagraph (b) above, the price per share for Class A Stock shall not differ from that of Common Stock.

(d) The Secretary shall review the Certificates of Intent on file with the Trustees. If sufficient interest has been expressed, the Trust, at the sole discretion of the Trustees, may do any (or none) of the following: (i) purchase Common Stock from other sources for the purpose of exchanging shares of the Common Stock for shares of Class A Stock pursuant to subparagraph (b) above; (ii) purchase for cash some or all of the Shares that are Class A Shares; or (iii) subject to the prior written consent of the Beneficiary, purchase for cash some or all of the Shares that are Common Stock. Shares purchased hereunder shall be allocated to the accounts of the purchasing Depositors on a pro rata basis.

(e) The Trustees may, in their discretion, permit the “Withdrawing Beneficiary” to withdraw his or her offer of sale at any time prior to the time of transfer or withdrawal.

(f) If the Trust does not purchase any or all of the Shares represented by the Trust Interests so offered, the Withdrawing Beneficiary may withdraw the Shares that were not purchased and the Trustees shall cause AOS to promptly deliver to said party certificates or other evidence of ownership as may be provided by AOS for said Shares.

VI.	ELECTION AND REMOVAL OF TRUSTEES

1. Term of Office. Each Trustee shall hold office until he resigns, dies, becomes incapacitated, or refuses to act or is removed as hereinafter provided. Any Trustee may resign at any time by mailing or delivering a written notice of his resignation to each of the remaining Trustees. A person designated to act as an additional or successor Trustee shall become a Trustee upon mailing or delivering to each of the then acting Trustees an acknowledgement that he accepts the trust herein set forth. The Trustees shall promptly notify the Beneficiaries upon the addition or succession of a Trustee.

2. Additional or Successor Trustees. In addition to the original Trustees hereunder, one or more additional or successor Trustees may be appointed at any time by the unanimous action of the qualified and acting Trustees hereunder. Each Trustee shall have the power, by written instrument delivered to the Secretary, or by his last Will and Testament, to nominate and appoint a successor as Trustee. In case any Trustee shall die, resign, become incapacitated or be removed without having nominated a successor, such successor shall be appointed by unanimous action of the remaining or surviving Trustee or Trustees. Any additional or successor Trustee must be a Permitted Transferee or a trustee of a trust which is both a Beneficiary hereunder and a Permitted Transferee.

3. Removal. Any Trustee may be removed at any time, with or without cause, by the affirmative action of Beneficiaries possessing Trust Interests representing at least two-thirds (2/3) of the voting power of all Shares then held by the Trustees hereunder.

VII.	AMENDMENT AND TERMINATION

1. Amendment. This Trust may be amended from time to time by unanimous agreement of the Trustees; provided, however, that if in the judgment of the Trustees, whose determination shall be conclusive and binding upon all of the parties, an amendment adopted by the Trustees effects a substantial change in the rights of Beneficiaries, such amendment shall not be effective unless approved in writing by the Beneficiaries having Trust Interests representing at least a majority of the Shares then held hereunder. Written notice of all amendments shall be given promptly to all Beneficiaries. Any Beneficiary whose rights hereunder are determined by the Trustees to be subject to a materially adverse change effected by any such amendment may withdraw the Shares represented by Trust Interests held by him, subject to the procedures set forth in Paragraph V.3 above, but only if written notice is given to the Secretary within fifteen (15) days following mailing of notice of such amendment by the Secretary. Approval of such proposed amendment shall constitute a waiver of the right to withdraw the Shares.

2. Term and Termination. This Agreement may be terminated at any time by the affirmative vote of Beneficiaries having Trust Interests representing in the aggregate at least seventy-five percent (75%) of the voting power of the Shares then held hereunder. Unless so terminated, this Agreement shall continue in full force and effect for a period of thirty (30) years and such additional thirty (30) year renewal periods as follow; provided, however, that if the permissible duration of this Agreement shall be limited to any lesser period by operation of law, this Agreement shall terminate upon the expiration of such lesser permitted period of duration.

3. Withdrawal. Except as otherwise provided herein, a Beneficiary may withdraw a part or all of the Shares represented by Trust Interests owned by him only upon unanimous consent of the Trustees and in accordance with the procedures set forth in Part V hereof. The Trustees shall provide unanimous consent unless good cause exists to withhold it. Any Beneficiary may also be required at any time, by the Trustees, to withdraw the Shares represented by the Trust Interests owned by him, with such withdrawal to proceed in accordance with the procedures set forth in Part V.

4. Terminal Distributions. Whenever this Agreement shall terminate, the rights of all parties hereunder shall terminate, except the rights of the Beneficiaries to the Shares held in their respective accounts and their distributive share of the proceeds of the Trust as hereinafter in this Paragraph 4 provided. In case of termination of this Agreement, every Beneficiary, and in case of termination of this Agreement as to a withdrawing Beneficiary only, such Beneficiary, upon the payment of his pro rata share of the costs, expenses, disbursements and outlays of the Trustees shall be entitled to his pro rata portion of all property, securities, and cash held by or for the Trustees hereunder. Beneficiaries, by the acceptance of their respective pro rata portion or a part of any property, securities, or cash distributed by the Trustees, shall thereby be deemed to have released and discharged the Trustees, their agents and attorneys, from all liability and accountability under this Agreement of every kind, character, and description whatsoever.

VIII.	NOTICES

1. Meetings. Whenever a meeting of the Beneficiaries as a class shall be requested in writing by the Trustees or by Beneficiaries who will be entitled to cast at least ten percent (10%) of all the votes which would be entitled to be cast at such meeting, the Secretary shall call such meeting within thirty (30) days and shall promptly give notice to all persons entitled to be present at such meeting, specifying the time and place of holding the meeting and the business proposed to be transacted. The Secretary shall likewise give notice of all meetings of Trustees to each Trustee, specifying the time and place of holding the meeting and the business proposed to be transacted. Such notices shall be given not less than ten (10) days before the time of holding the meeting but notice may be waived in writing or by presence at the meeting.

2. Method. Any and all notices herein provided shall be in writing and personally delivered or shall be given by mailing such notice by registered mail, return receipt requested, to the address of the person or corporation to whom such notice is given as shown upon the records of the Trustees, and, in the event that notice is given to the Secretary, it shall be given to him at his address as specified in the most recent notice given by him to the Beneficiaries. In the case of any requirement in this Agreement that such notice be for any number of days, such time shall run from the personal delivery thereof or from the mailing of such notice, exclusive of the day of mailing, and the affidavit of the person giving such notice as to the delivery or mailing thereof in case such person is a Trustee or the Secretary shall be conclusive.

IX.	MISCELLANEOUS

1. Voting. Unless otherwise expressly provided herein, whenever any action is to be taken by any class of persons hereunder (i.e., the Trustees or the Beneficiaries), such class of persons may act either (a) by a vote in person or by a proxy at a meeting of such class of persons, or (b) by an instrument or concurrent instruments in writing, signed by the number or proportion in interest (as required herein) of such class of persons without a formal meeting; provided, however, that a Trustee may vote as such in person or by written instrument, but not by proxy. On all matters in which a Beneficiary is entitled to vote hereunder, each Beneficiary shall be entitled to one (1) vote in person or by proxy for each share of Common Stock represented by the Trust Interests held by him, and ten (10) votes for each share of Class A Stock represented by the Trust Interests held by him.

2. Construction. The Trustees shall have full power and authority to interpret and construe this Agreement, and their interpretation and construction made in good faith shall be conclusive and binding upon the parties hereto, and the Trustees may make such regulations as in their judgment may be deemed necessary or proper to carry out the same properly and effectively.

3. Liability. No Trustee shall be liable or responsible for any act or omission hereunder, including acts or omissions of any agents, except for his own individual personal malfeasance, nor shall any Trustee, whether original or successor or substitute, at any time be required to give or file any bond or other security in order to qualify or continue as a Trustee hereunder, unless the giving of such bond shall be directed by the Trustees, in which event the cost of such bond shall be considered and treated as an expense of the Trust. No person (including Beneficiaries) incurring any loss resulting from liability for breach of any fiduciary duty with respect to this Trust shall be entitled to indemnification out of the assets of the Trust.

4. Severability. If any provision of this Agreement shall under any circumstances be deemed invalid or inoperative to any extent, it is agreed and understood that such invalidity shall not invalidate the whole Agreement, but the Agreement shall be construed as not containing any provision or provisions so deemed invalid and inoperative, and the rights and obligations of the parties shall be construed and enforced accordingly.

5. Gender. Masculine pronouns used in this Agreement are intended to refer to both male and female persons and to entities.

6. Experts. The Trustees may employ legal counsel, accountants and other consultants to assist them in the exercise of their authority, and may rely upon the advice so obtained.

7. Counterpart. This Agreement shall be executed in counterparts by the Depositors and the Trustees as originally constituted. At least one of such counterparts and a copy of all amendments to this Agreement shall be retained by the Trustees at all times and one of such counterparts and a copy of all amendments to this Agreement shall be deposited with AOS at its registered office.

8. Governing Law; Courts. This Agreement and the resulting Trust have been formed in, and shall be governed and construed in accordance with the laws of, the State of Wisconsin. The parties hereto (a) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the courts of the State of Wisconsin or the federal courts located in the State of Wisconsin (the “Courts”) and not in any other state or federal court in the United States of America or any court in any other country; (b) consent to submit to the exclusive jurisdiction of the Courts for purposes of any action or proceeding arising out of or in connection with this Agreement; (c) waive any objection to the laying of venue of any such action or proceeding in the Courts; and (d) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Courts has been brought in an improper or inconvenient forum, or is subject (in whole or in part) to a jury trial.

9. Securities Laws. It is acknowledged that requirements and restrictions of various laws, including federal and state securities laws, may impose limitations upon the Trustees in the performance of their duties and obligations hereunder on behalf of the Trust, including limitations as to the timing and volume of Trust purchases or sales of AOS securities.

IN WITNESS WHEREOF, the parties have hereunto affixed their signatures and seals as of the day and year first written above.

TRUSTEES

/s/ Bruce M. Smith
Bruce M. Smith, Trustee

/s/ Arthur O. Smith
Arthur O. Smith, Trustee

/s/ Robert L. Smith
Robert L. Smith, Trustee

Continued signatures to Smith Family Voting Trust Agreement

DEPOSITORS:

Name and Address	Manner Held
Individually
/s/ Arthur O. Smith
Arthur O. Smith

Address:

740 E. Bay Point Road
Milwaukee, WI 53217
Individually
/s/ Margaret B. Smith
Margaret B. Smith

Address:

740 E. Bay Point Road
Milwaukee, WI 53217

Name of Trust		Trustees
Arthur O. Smith III Trust dated 12/05/74			Bruce M. Smith, Daniel M. Hess
Regina Smith Mallon Trust dated 12/05/74			Bruce M. Smith, Daniel M. Hess
Maria L. Smith Trust dated 12/05/74			Bruce M. Smith, Daniel M. Hess
Mark D. Smith Trust dated 12/05/74			Bruce M. Smith, Daniel M. Hess
Dana K. Smith Trust dated 12/05/74			Bruce M. Smith, Daniel M. Hess
Lucy W. Smith Trust u/a dated 12/29/52			Bruce M. Smith, Daniel M. Hess
Robert Lewis Smith Family Trust dated 6/28/72			Bruce M. Smith, Daniel M. Hess
Sierra Anne Steer Smith 2002 Trust dated 1/13/2003			Bruce M. Smith, Daniel M. Hess
Lloyd David Smith 2003 Trust			Bruce M. Smith, Daniel M. Hess
June E. Rhea Family Trust dated 1/5/71			Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea 1987 Trust			Bruce M. Smith, Daniel M. Hess
Robin Rhea Family Trust dated 7/22/76			Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Lloyd Fay			Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o June Rhea			Bruce M. Smith, Daniel M. Hess
June S. Rhea 1971 Revocable Trust f/b/o Robin Rhea			Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o Lloyd Fay			Bruce M. Smith, Daniel M. Hess
June S. Rhea 1970 Trust f/b/o June E. Rhea			Bruce M. Smith, Daniel M. Hess
Lloyd Johns Fay Trust dated 11/6/74			Bruce M. Smith, Daniel M. Hess
June Ellyn Rhea Trust dated 11/6/74			Bruce M. Smith, Daniel M. Hess
Robin Rhea Trust dated 11/6/74			Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Lloyd Fay			Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o June E. Rhea			Bruce M. Smith, Daniel M. Hess
June Rhea 1979 Family Trust f/b/o Robin Robin			Bruce M. Smith, Daniel M. Hess

By:	/s/ Bruce M. Smith	By:	/s/ Daniel M. Hess
Bruce M. Smith, Trustee			Daniel M. Hess, Trustee

Address of each trust:

Daniel M. Hess
c/o Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

	Name of Trust		Trustees
	Taylor Benjamin Alt 2001 Trust		Arthur O. Smith, Daniel M. Hess
	Jonathon Douglas Alt 2001 Trust		Arthur O. Smith, Daniel M. Hess
	L.B. Smith 1994 Trust		Arthur O. Smith, Daniel M. Hess
	Melissa Anne Smith 2003 Trust		Arthur O. Smith, Daniel M. Hess
	Amelia Paige McEneany Smith Minority Trust 6/24/96		Arthur O. Smith, Daniel M. Hess
	Amelia Paige McEneany Smith 1996 Trust 12/10/96		Arthur O. Smith, Daniel M. Hess
	Liam Quinn McEneany Smith 2000 Trust		Arthur O. Smith, Daniel M. Hess
	Alexandra Marie Smith 1987 Trust dated 11/06/87		Arthur O. Smith, Daniel M. Hess
	Alexandra Marie Smith Minority 1989 Trust 12/19/89		Arthur O. Smith, Daniel M. Hess
	Joshua Daniel Smith 1987 Trust dated 9/4/87		Arthur O. Smith, Daniel M. Hess
	Joshua Daniel Smith 1989 Minority Trust dated 12/19/89		Arthur O. Smith, Daniel M. Hess
	Katherine Anne Smith 1988 Trust dated 12/23/88		Arthur O. Smith, Daniel M. Hess
	Katherine Anne Smith 1989 Minority Trust 12/19/89		Arthur O. Smith, Daniel M. Hess
	Anneliese Victoria Smith 1994 Trust		Arthur O. Smith, Daniel M. Hess
	Anneliese Victoria Smith 1994 Minority Trust		Arthur O. Smith, Daniel M. Hess
	Scott Gordon Linzmeyer 1987 Trust dated 3/10/87		Arthur O. Smith, Daniel M. Hess
	Scott Gordon Linzmeyer 1989 Minority Trust 12/19/89		Arthur O. Smith, Daniel M. Hess
	Lloyd Johns Fay Family Trust		Arthur O. Smith, Daniel M. Hess

By:	/s/ Arthur O. Smith	By:	/s/ Daniel M. Hess
	Arthur O. Smith, Trustee		Daniel M. Hess, Trustee

Address of each trust:

c/o Daniel M. Hess
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Name of Trust	Trustee
Agnes G. Hummel Trust	Bruce M. Smith
By: /s/ Bruce M. Smith Bruce M. Smith, Trustee Address of trust: c/o Bruce M. Smith 11270 West Park Place Milwaukee, Wisconsin 53224

Name of Trust	Trustees
Robert Lewis Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Roger Scott Smith Trust u/a dated 11/12/52	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
Nancy Smith Linzmeyer Trust u/a dated 12/17/57	Bruce M. Smith, Arthur O. Smith, Daniel M. Hess
By: /s/ Bruce M. Smith Bruce M. Smith, Trustee Address of each trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Arthur O. Smith Arthur O. Smith, Trustee

Name of Trust	Trustees
Bruce M. Smith Trust u/a dated 11/12/52	Robert L. Smith, Arthur O. Smith, Daniel M. Hess
By: /s/ Robert L. Smith Robert L. Smith, Trustee Address of trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Arthur O. Smith Arthur O. Smith, Trustee

Name of Trust	Trustees
Arthur O. Smith Revocable 1976 Trust	Margaret B. Smith, Bruce M. Smith, Daniel M. Hess
By: /s/ Margaret B. Smith Margaret B. Smith, Trustee Address of trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Bruce M. Smith Bruce M. Smith, Trustee

Name of Trust	Trustees
Arthur O. Smith III Family Trust dated 12/29/76	Margaret B. Smith, Daniel M. Hess
Mallon Family Trust	Margaret B. Smith, Daniel M. Hess
Maria Lauren Smith Family Trust dated 12/27/79	Margaret B. Smith, Daniel M. Hess
Mark Dean Smith Family Trust dated 8/12/82	Margaret B. Smith, Daniel M. Hess
Dana K. Smith Family Trust dated 12/16/83	Margaret B. Smith, Daniel M. Hess
By: /s/ Margaret B. Smith Margaret B. Smith, Trustee Address of each trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Daniel M. Hess Daniel M. Hess, Trustee

Name of Trust	Trustees
A. O. Smith Family 1973 Trust f/b/o Arthur O. Smith III	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Maria L. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Mark D. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Dana K. Smith	Margaret B. Smith, Arthur O. Smith
A. O. Smith Family 1973 Trust f/b/o Tracy Aaron Mallon	Margaret B. Smith, Arthur O. Smith
By: /s/ Margaret B. Smith Margaret B. Smith, Trustee Address of each trust: c/o Arthur O. Smith 740 E. Bay Point Road Milwaukee, WI 53217	By: /s/ Arthur O. Smith Arthur O. Smith, Trustee

Name of Trust	Trustees
Bruce M. Smith Family Trust u/a dated 6/01/72	Robert L. Smith, Daniel M. Hess
By: /s/ Robert L. Smith Robert L. Smith, Trustee Address of trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Daniel M. Hess Daniel M. Hess, Trustee

Name of Trust	Trustees
Jessica A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Robert A. Mallon Minority Trust dated 12/27/83	A. O. Smith III, Daniel M. Hess
Tracy A. Mallon 1987 Trust dated 4/15/87	A. O. Smith III, Daniel M. Hess
Lindsay Smith 1987 Trust dated 5/22/87	A. O. Smith III, Daniel M. Hess
Megan Elizabeth Smith 1987 Trust dated 12/12/87	A. O. Smith III, Daniel M. Hess
Jennifer Katherine Smith 1994 Trust dated 5/17/94	A. O. Smith III, Daniel M. Hess
By: /s/ A. O. Smith III A. O. Smith III, Trustee Address of each trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Daniel M. Hess Daniel M. Hess, Trustee

Name of Trust	Trustees
Theresa Marie Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
Rebecca A. Banghart 1999 Trust dated 12/06/99	Daniel M. Hess, Elizabeth Smith
By: /s/ Daniel M. Hess Daniel M. Hess, Trustee Address of each trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Elizabeth Smith Elizabeth Smith, Trustee

Name of Trust	Trustees
Arthur Oliver Smith IV 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Elizabeth Carter Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
Katherine Lee Smith 1999 Trust dated 12/07/99	Mark Dean Smith, Daniel M. Hess
By: /s/ Mark Dean Smith Mark Dean Smith, Trustee Address of each trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202	By: /s/ Daniel M. Hess Daniel M. Hess, Trustee

Name of Trust	Trustees
Roger Scott Smith Family Trust u/a dated 6/29/72	Daniel M. Hess
Nancy Smith Linzmeyer Family Trust u/a dated 9/27/73	Daniel M. Hess
By: /s/ Daniel M. Hess Daniel M. Hess, Trustee Address of each trust: c/o Daniel M. Hess Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, WI 53202

EXHIBIT “A”

DEPOSIT LETTER

                                , 20

Trustees under the Smith Family Voting Trust Agreement dated as of                     , 2009.

c/o

Gentlemen:

Enclosed herewith are the following certificates for a total of                  shares of Common Stock and                  shares of Class A Stock of A.O. Smith Corporation: [Attach an additional page, if necessary.]

Certifiicate Number	Number of Shares	Class

The certificates have been endorsed in blank with the signature witnessed or executed stock powers are attached thereto, and are hereby deposited with you as Trustees to hold the same in trust under and pursuant to the terms of the Smith Family Voting Trust Agreement relating to such Common and Class A Stock, dated as of                     , 2009, the initial Trustees named in such agreement being                     ,                     , and                     .

The undersigned hereby acknowledges receipt of a copy of the above mentioned Trust Agreement and, subject to your acceptance of this deposit by issuing the Trust Interest as mentioned below, hereby accepts and agrees to all the terms and provisions of said Trust Agreement and joins therein.

Please record Trust Interests evidencing the deposit of the above described shares of stock registered in the name of the undersigned Depositor as follows: [Attach an additional page, if necessary.]

Name:

Address:

Very truly yours,

Print Name of Depositor

Signature of Depositor

A-1

EXHIBIT “B”

CERTIFICATE OF INTENT

                                , 2009

Trustees under the Smith Family Voting Trust Agreement dated as of                     , 2009.

c/o

Gentlemen:

This document constitutes the intent of the undersigned to purchase up to                  shares of A.O. Smith Corporation Common Stock and/or Class A Stock, purchased by the Trustees on my/its behalf in the event such shares become available on or before                     , 20        ; provided, that the purchase price per share for either class of stock does not exceed $            . If the price per share exceeds $            , the undersigned will purchase shares at a total purchase price not to exceed $            .

At present, the undersigned would need to borrow $             to fulfill my/its commitment. The undersigned understands and agrees that the Trustees may give preference to Depositors who do not need to borrow in the event shares become available and that such preference may affect the allocation of shares purchased on my behalf.

___	If the undersigned has checked the space preceding this sentence, the Trustees are NOT authorized to exchange Common Stock held in my/its account for Class A Stock.

This Certificate of Intent sets forth the current intent of the undersigned. The undersigned understands and agrees that I/it may amend this Certificate of Intent pursuant to the terms and conditions set forth in the Trust Agreement.

Very truly yours,

Print Name of Depositor

Signature of Depositor

B-1